

PANHWAR JET INC.

FINANCIAL STATEMENTS

FOR THE TWELVE MONTHS ENDED
DEC 31, 2022

TOGETHER WITH
INDEPENDENT ACCOUNTANT AUDIT REPORT

Aug 7, 2023

Haroon Imtiaz, CPA

123 E San Carlos St
Unit #43
San Jose, CA 95112

T: +1(415) 814-9445
E: haroonimtiazcpa@gmail.com

TABLE OF CONTENTS

DESCRIPTION	PAGE



haroon imtiaz cpa

INDEPENDENT ACCOUNTANTS' AUDIT REPORT

To the Board of Panhwar Jet Inc.:

Opinion

We have audited the financial statements of Panhwar Jet Inc., which comprise the balance sheets as of December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the twelve then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Panhwar Jet Inc. as of December 31, 2022, and the results of its operations and its cash flows for the twelve then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Panhwar Jet Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Panhwar Jet Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud December involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.





haroon imtiaz cpa

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Panhwar Jet Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Panhwar Jet Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 11 to the financial statements, Panhwar Jet Inc. has suffered recurring losses from operations and has a net capital deficiency. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 11. Our opinion is not modified with respect to this matter.

haroon imtiaz, CPA

Haroon Imtiaz, CPA
Mountain House, CA
Dated: Aug 7, 2023

See accompanying notes and independent accountants' Audit report. Page 2

PANHWAR JET INC.
Statement of Assets and Liabilities
As of DEC 31, 2022

	DEC 31, 2022
ASSETS:	
Current Assets	
Cash and Cash Equivalents	$ 16,146
Total Current Assets	**16,146**
Fixed Assets, net	38,406
Other Asset	-
Total Assets	**54,552**
LIABILITIES AND SHARE HOLDERS EQUITY	
Current Liabilities	
Credit Card Payable	4,328
Total Current Assets	**4,328**
Long-term Liabilities	-
Total Liabilities	**4,328**
Share Holders Equity	
Retained Earnings/(Loss)	(428,057)
Net Income/(Loss)	(580,669)
Net owner's inflow/(outflow)	1,058,950
Total Share Holders Equity	**50,224**
TOTAL LIABILITIES AND SHARE HOLDERS EQUITY	**$ 54,552**

PANHWAR JET INC.
Statement of Operations
For the Twelve Months Ended DEC 31, 2022

REVENUE, Net	**$ -**
OPERATING EXPENSES:	
Payroll and Payroll Taxes	87,524
Legal and Professional Fee	189,695
Computer expense	3,002
Travel	10,302
Bank fee	405
Depreciation Expense	10,000
Rent	86,597
Staff Expense	121,500
Advertising	7,198
Other Business Expense	17,984
Supplies	36,025
Vehicle Expense	9,498
Utilities	2,995
TOTAL OPERATING EXPENSES:	**(582,725)**
OPERATING INCOME (LOSS)	**(582,725)**
Non-operative gain and losses	
Other Income	2,056
Unrealized (loss) gain on investments	-
Total Non-Operative Gain	**-**
Net Income (Loss) before Taxes	**$ (580,669)**

PANHWAR JET INC.
Statement of Changes in Partners' Capital
For the Twelve Months Ended DEC 31, 2022

Partners' capital, Jan 1, 2022	$	97,083
Capital contributions		
Private Investments - Valkyrie Group		387,000
Private Investments – Niaz Panhwar		59,000
Private Investments – Panhwar Group, LLC		90,000
Capital distributions		(2,190)
Net income (Loss)		(580,669)
Partners' capital, DEC 31, 2022	$	**50,224**

PANHWAR JET INC.
Statements of Cash Flows
For the Twelve Months Ended DEC 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	(580,669)
Adjustments to reconcile Change in Net Assets to Net cash		
Provided By (Used For) operating activities:		
Depreciation		10,000
Increase in Credit Card Payable		4,328
Total adjustments		14,328
Net cash provided (used) by operating activities		**(424,798)**

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of Fixed Assets	(5,000)
Net cash provided (used) by financing activities	**(5,000)**

CASH FLOWS FROM FINANCING ACTIVITIES

Capital Distribution	(2,190)
Capital Contribution	536,000
Net cash provided (used) by financing activities	**533,810**

Net increase (Decrease) in cash and equivalent	**(37,531)**

CASH AND CASH EQUIVALENTS: Jan 1, 2022		53,676
CASH AND CASH EQUIVALENTS: DEC 31, 2022	$	16,146

PANHWAR JET INC.
Notes to Financial Statements
For the Twelve Months Ended DEC 31, 2022

NOTE 1. GENERAL

Panhwar Jet Inc. is organized under the laws of the state of Delaware. Panhwar Jet Inc. was founded in February 2021 as a Delaware Profit Corporation. Panhwar Jet Inc has designed and is currently building the world's first all-electric, long-range aircraft. Panhwar Jet's cutting-edge propulsion system designed and built in-house is 78% efficient which enables the aircarft to fly 6 times longer than competitors. Panhwar Jet Inc aim to dominate the skies for business and cargo liners with their aircraft. The office of Panhwar Jet Inc. is located in Middletown, Delaware.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America. Accordingly, revenues are recognized when earned and expenses are recorded when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and disbursements during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purpose of the statement of cash flows, the Company considers all money market funds and highly liquid debt instruments purchased with a maturity of three months or less when purchased to be cash equivalents.

Liabilities

Panhwar Jet Inc. maintains no current liabilities with related party payable carrying month to month. Panhwar Jet Inc. maintains no Long term liabilities on its assets.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Note 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)</u>

<u>Revenue Recognition</u>

All revenues are recorded in accordance with ASC 606, Revenue from Contracts with Customers, which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Organization has satisfied the applicable performance obligation over time or at a point in time.

<u>Investments</u>

Investments with readily determinable fair values are reported at fair value based upon quoted market prices or published net asset values for alternative investments with characteristics similar to a mutual fund. Other alternative investments (nontraditional, not readily marketable vehicles), such as certain hedge funds, private equity, alternative hedged strategies and real assets are reported at net asset value, as a practical expedient for estimated fair value, as provided by the investment managers of the respective funds. The reported values may differ from the values that would have been reported had a ready market for these investments existed. All other investments are stated at fair value based upon quoted market prices in active markets.

<u>Fair Value Measurements</u>

The Company determines the fair market value of its financial assets & liabilities based on the fair value hierarchy established in accordance with U.S. generally accepted accounting principles.

<u>Income Taxes</u>

The Panhwar Jet Inc. is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts, any NOLs will be limited to 80% of taxable income generated in future years.

<u>Uncertain Tax Provisions</u>
Accounting for uncertain income tax positions, relating to both federal and state income taxes, are required when a more likely than not threshold is attained. If such positions result in uncertainties, then the unrecognized tax liability is estimated based on a cumulative probability

Uncertain Tax Provisions (Continued)

assessment that aggregates the estimated tax liability for all uncertain tax positions. With the adoption of these new rules, the Organization assessed its tax positions in accordance with the guidance.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, if purchased or fair value on date of contribution. Depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset. Capitalization costs incurred in connection with ongoing capital projects are recorded as systems and construction in progress. These costs will be reclassified into categories and depreciated once placed in service. Expenditures for normal maintenance and repairs are charged to expense.

The estimated useful lives by asset class are as follows:

	Years
Buildings	25-50
Buildings improvements	10
Vehicles	5
Furniture and office equipment	5
Software and computer equipment	3-5
Intangible Assets	10

Note 3. CASH AND CASH EQUIVALENTS

Cash & cash equivalents at DEC 31, 2022 ended consist of the following checking accounts:

	DEC 31, 2022
Cash	$ 16,146
Total	**$ 16,146**

NOTE 4. SUBSEQUENT EVENTS

Management has evaluated subsequent events through Aug 7, 2023, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management's review substantially affect the amounts and disclosure of the accompanying financial statements.

Note 5. <u>FAIR VALUE MEASUREMENT</u>

The Organization values its investments in accordance with GAAP and consistent with the FASB's official pronouncement on Fair Value Measurements for financial assets and liabilities. The pronouncement defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP establishes a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace. Observable inputs reflect market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entities own assumptions about how market participants would value an asset or liability based on the best information available. Valuation techniques used to measure fair value utilize relevant observable inputs and minimize the use of unobservable inputs.

The three levels of the fair value hierarchy are as follows:

Level 1 Inputs are quoted prices or published net asset values (unadjusted), in active markets for identical assets or liabilities that the Organization has the ability to access at the measurement date.
Level 2 Inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 Inputs are unobservable inputs for the asset or liability.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. In determining fair value, organization utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible; as well as, considers nonperformance risk in its assessment of fair value.

Fair values of assets measured on a recurring basis at DEC 31, 2022 are as follows:

	FMV	Quoted Prices in Active Markets for identical Assets (Level 1)	Observables Inputs (Level 2)	Unobservable Inputs (Level 3)
Cash	$ 16,146	$ 16,146	-	-

NOTE 6. <u>LITIGATION, COMMITMENTS AND CONTINGENCIES</u>

From time to time the Panhwar Jet Inc. may be subject to legal proceedings and claims in the ordinary course of its business. However, in the opinion of management, there are no claims, pending or asserted, that will have a material adverse effect on the Panhwar Jet Inc.'s financial position.

Note 7. <u>SICK LEAVE, VACATION AND OTHER COMPENSATED ABSENCES</u>

Panhwar Jet Inc. is in conformity with the state and federal Labor Laws and Regulations, Family Care and Medical Leave and Pregnancy Disability Leave, and Prohibits Workplace Discrimination.

NOTE 8. <u>CONCENTRATIONS OF CREDIT AND MARKET RISK</u>

The Panhwar Jet Inc. maintains substantially all of their cash balances in deposit accounts that at times may exceed Federally insured limits. The Panhwar Jet Inc. has not experienced any losses in such accounts. The Panhwar Jet Inc. believes they are not exposed to any significant credit risk related to these deposit accounts.

Financial instruments that potentially expose the Company to concentrations of credit and market risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At DEC 31, 2022, the Panhwar Jet Inc. had $0, of uninsured balances at these institutions.

NOTE 9. <u>FIXED ASSETS</u>

Fixed Assets consists of the following at DEC 31, 2022:

	DEC 31, 2022
Furniture & Fixtures	850
Equipment & machinery	45,815
Vehicle	5,000
	51,665
Less: Accumulated Depreciation	(13,259)
Fixed Assets, net	**$ 38,406**

NOTE 10. <u>COVID 19</u>

The outbreak of Novel Coronavirus (COVID 19) continues to progress and evolve. Therefore, it is challenging now, to predict the full extent and duration of its business and economic impact. The extent and duration of such impacts remain uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the transmission rate of the coronavirus and the extent and effectiveness of containment actions taken. Given the ongoing economic uncertainty, a reliable estimate of the impact cannot be made at the date of authorization of these financial statements. These developments could impact our future financial results, cash flows and financial condition however the management of the Company was hopeful that it will not significantly impact the business of the Company.

Note 11. <u>GOING CONCERN</u>

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.